Exhibit 99.2

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

September 18, 2025

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	ELECTRA BATTERY MATERIALS CORPORATION
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA28474P7065

	CUSIP:	28474P706

2	Date Fixed for the Meeting:	October 15, 2025

3	Record Date for Notice:	September 8, 2025

4	Record Date for Voting:	September 8, 2025

5	Beneficial Ownership Determination Date:	September 8, 2025

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON SHARES

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON SHARES

8	Business to be conducted at the meeting:	Special

9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	NO

11	Issuer paying for delivery to Objecting Beneficial Owners:	NO

Yours truly,

TSX Trust Company

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